Asia Global Holdings Corp.
Room 901, Haleson Building
1 Jubilee Street, Central, Hong Kong

December 3, 2009

Securities and Exchange Commission
Division of Corporation Finance

100 F Street NE
Washington, D.C. 20549-4628

Re:	Asia Global Holdings Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the Quarter Ended June 30, 2009
Filed September 11, 2009
File No. 0-50788
Tandy Letter Acknowledgement

Dear Commissioners:

In connection with the responses by Asia Global Holdings Corp. (the “Company”) to the comments set forth in the staff letter dated November 20, 2009 (being a re-issue of the comments dated September 23, 2009), please be advised that the Company acknowledges that:

	The Company is responsible for the adequacy and accuracy of the disclosure in the filings made in response to comments;

	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours Sincerely,

Asia Global Holdings Corp.

/s/ Mr. Ping-Shun Lai
Mr. Ping-Shun Lai, Chief Executive Officer
and Chief Financial Officer